Exhibit 21.1
List of Subsidiaries

Name		State of Incorporation or Organization
1	Comstock Homes of Washington, L.C.	Virginia
2	Comstock Investors X, L.C.	Virginia
3	Comstock Growth Fund, L.C.	Virginia
4	Superior Title Services, L.C.	Virginia
5	CHCI Capital Management, LC f/k/a CDS Capital Management, LC	Virginia
6	CHCI Real Estate Services, L.C. f/k/a Comstock Real Estate Services, LC	Virginia
7	Comstock Environmental Services, LLC f/k/a JK Environmental Services, LLC Virginia	Virginia
8	CHCI Asset Management, LC f/k/a CDS Asset Management, LC	Virginia
9	CHCI Residential Management, LC f/k/a Comstock Residential Management, LC	Virginia
10	CHCI Commercial Management, LC f/k/a Comstock Commercial Management, LC	Virginia
11	ParkX Management, LC d/b/a ParkX	Virginia